Exhibit 99.(a)(1)
G REIT, INC.
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705
Telephone: (877) 888-7348
November 21, 2005
Dear Fellow Stockholder,
      I am writing to you on behalf of the Board of Directors (the “Board”) of G REIT, Inc. (“G REIT”).
      As you may now be aware, a group of entities associated with or controlled by MacKenzie Patterson Fuller, Inc. (collectively, “MPF”) has made an unsolicited tender offer (the “Offer”) to you and your fellow stockholders to purchase up to 2,200,000 shares of G REIT common stock. MPF is offering you and your fellow stockholders a price of $7.00 per share, subject to certain adjustments. You may have recently received materials from MPF about its Offer and may also have seen that information on a Schedule TO filed by MPF with the Securities and Exchange Commission on November 1, 2005 and on Amendment No. 1 to Schedule TO filed by MPF on November 7, 2005.
      G REIT is required by the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, to inform you of its position, if any, with respect to the Offer.
      The Board has reviewed and carefully considered the Offer and concluded that the price offered to G REIT stockholders is inadequate.
      ACCORDINGLY, THE BOARD RECOMMENDS THAT YOU AND YOUR FELLOW STOCKHOLDERS REJECT THE OFFER AND NOT TENDER ANY SHARES IN CONNECTION WITH THE OFFER.
      The reasons for the board’s recommendation are discussed below:

(i) According to the Schedule TO filed by MPF, the $7.00 per share price offered by MPF will be reduced by the amount of distributions declared or made by G REIT between November 1, 2005 and December 12, 2005 (or such other date to which the Offer may be extended by MPF). As you know, G REIT has historically paid a monthly cash distribution to you and your fellow stockholders based on a percentage of the initial $10.00 per share purchase price. As you will recall, on November 7, 2005, G REIT made a previously-approved distribution to you and your fellow stockholders at the rate of 7.5% per annum, or $0.0625 per share. Prior to the end of November, the Board expects to approve another distribution at 7.5% per annum, or $0.0625 per share, which we expect will be paid to you on or around December 7, 2005. When adjusted for these distributions, the actual price offered by MPF for your shares is approximately $6.88 per share.

(ii) The Board believes that the $7.00 per share ($6.88 per share, as adjusted) offered by MPF does not represent the fair value of your G REIT shares. In the Offer to Purchase, MPF reported that its review of independent secondary market reporting publications revealed that The Stanger Report recorded the sale of 13,055 shares at a price range of $9.50 to $9.81 during the Second Quarter 2005 and that during the reporting period July/ August 2005, Direct Investments Spectrum recorded the sale of 67,671 shares at a weighted average price per share of $9.64. While the information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange, the Board believes that these prices more closely represent fair consideration for your shares than the price offered by MPF.

(iii) MPF asserts in the Offer to Purchase that, because there is no real public market for G REIT shares, the estimated liquidation value of G REIT is one relevant factor in evaluating the value of the shares. Accordingly, in the Offer to Purchase MPF, while acknowledging that it has not made an independent appraisal of the shares and that it is not qualified to appraise real estate, estimates that G REIT could have a liquidation value of approximately $7.94 per share. The Board believes that the estimate of G REIT’s liquidation value arrived at by MPF is too low, and that MPF’s analysis was influenced by its acknowledged motivation to establish the lowest offering price which might be acceptable to G REIT stockholders consistent with MPF’s own objectives. Indeed, MPF states in the Offer to Purchase that the offered price was “established based on MPF’s objectives and not necessarily in the best financial interest of the Company’s stockholders.”

(iv) In arriving at its offer price of $7.00 per share ($6.88 per share, as adjusted), MPF reduced its own estimated liquidation value of the shares ($7.94 per share) by applying a “liquidity discount” which reduces the value of the shares on the assumption that they cannot be easily sold. It is not clear to the Board that the liquidity discount used by MPF is appropriate or is the correct measure for determining the true value of the shares.

(v) The Company has not conducted a formal valuation analysis of G REIT shares in response to the Offer. However, as previously disclosed, the Board continues to consider a variety of potential strategic initiatives for G REIT in an effort to maximize stockholder value. In this continuing effort, the Board has examined the value of G REIT’s assets, including their potential liquidation value. While there can be no assurance as to whether or when any strategic initiatives may occur, the Board believes that the $7.00 per share ($6.88 per share, as adjusted) offered by MPF does not reflect the fair value of your shares.

(vi) The MPF Offer is limited to 2,200,000 G REIT shares. If more than 2,200,000 shares are tendered in response to the Offer, MPF will accept the shares on a pro rata basis unless those tendering stockholders choose to sell “All or None” of their shares. If you elect to tender your shares and choose the “All or None” option and MPF cannot purchase all of your shares, then you will be deemed to automatically withdraw your tender. If you tender your shares, unless you choose the “All or None” option, you might not fully dispose of your investment in G REIT.

(vii) If MPF acquires the desired percentage of G REIT shares constituting the Offer, it will become G REIT’s largest stockholder group and voting block, owning approximately 5% of G REIT’s outstanding shares. No stockholder currently owns more than 1% of G REIT’s outstanding shares. This concentration of ownership may influence business decisions in a manner that adversely affects the remaining stockholders.

(viii) As disclosed in the Offer to Purchase, MPF has engaged a depositary for the Offer that is an affiliate of MPF. As a result, there is no independent third party holding funds of MPF for payment of the Offer price that can independently verify that such funds are available for payment, and if you tender any of your shares, MPF may have access to those shares before all conditions to the Offer have been satisfied and you have been paid.

(ix) The Offer includes statements regarding MPF’s ability to pay for all shares tendered pursuant to the Offer. Detailed financial information relating to the MPF bidders is not publicly available, and the Board cannot therefore verify the ability of MPF to fund the Offer.

      As explained above, the Board recommends that all holders of G REIT shares reject the Offer and not tender any shares in connection with the Offer. However, the Board acknowledges that your individual circumstances may warrant a different result. You must make your own decision whether to tender or refrain from tendering your shares. The Board strongly urges you to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances including your tolerance for risk and need for liquidity, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) any other factors you determine are relevant to your decision. You should carefully review all of the Offer documents sent to you by MPF, as well as G REIT’s publicly available annual, quarterly and other reports and the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9 that G REIT filed with the SEC on November 21, 2005, and consult with your own financial, tax and other advisors in evaluating the Offer before deciding whether to tender your Shares.

      Should you have any questions or need further information about your options, please feel free to contact our Investor Services Department at 1551 N. Tustin Avenue, Suite 200, Santa Ana, California 92705 or by telephone at (877) 888-7348.

Sincerely,

Anthony “Tony” Thompson
Chief Executive Officer and President